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Classic Rules Judo Championships, Inc.
c/o Stamford Judo 100 Research Drive, Unit 16
Stamford, CT 06906
http://stamfordjudo.us
Mailing Address: P.O. Box 708 Redding, CT 06896
Tel. 203/406-3915 Fax. 203/286-2356
Email: chrisangle@sbcglobal.net

Date: 08/9/2011
To: John Stickel, Attorney-Advisor
Fm: Chris Angle

Re: Classic Rules Judo Championships, Inc. Amendment No. 4 to Registration Statement on Form S-1 File No. 333-167451

Dear Mr, Stickel,

In regards to your comments in your letter dated February 28, 2011, we respond as per the following:

Your Header: Registration Statement Cover Page

Your Comment 1: Please provide the correct page number on which your risk factors section begins. In addition, please revise your table of contents to include correct page numbers for all sections of your registration statement. The Page Number on which our Risk Factors Section begins was corrected to Page 7.  In addition, our table of contents has been corrected to indicate the correct page numbers.

Your Header: We plan to substantially increase our operating expenses, page 10

Your Comment: 2. Please provide an estimate of the increased operation expenses you expect to incur. In addition, revise your disclosure on page 21 to estimate the significant legal, accounting and other expense you will incur as a public company.

Our Edit: We estimate that the increased operating expenses that we expect to incur will be firstly related to any increase in the size of the tournament. Should the size of the tournament increase, we will incur expenses related to the hiring of referees, judges, timekeepers, scorers, awards, and contract labor to haul in and take away the mats on which the athletes compete. We estimate that in 2011 that this operational expense will increase to approximately $2,500. The breakdown of this is the following: judges and referees - $500; contract labor - $800; head scorer $50; awards - $500, registration and admission personnel - $50; tournament coordinator - $100; miscellaneous $500.

On page 21:  The significant legal, accounting, and other expenses that we will incur as a public company is estimated to be the following on a yearly basis: Auditor for year end and quarterly review will be approximately $7,500, legal, and accounting labor may possibly increase to approximately $2,500 totalling approximately $10,000.

Your Header: If we fail to maintain proper and effective internal controls, page 17.

Your Comment 3: Please revise for consistency your disclosure on page 18 that neither [you] nor [your] independent registered public accounting firm have identified deficiencies in [your] internal control over financial reporting that are deemed to be material weaknesses with your statement on page 21 that [your] management has determined that [you] have material weaknesses in [your] internal control over financial reporting.

Firstly, on page 17 we added the words may to the sentence, We need to hire additional accounting and financial staff, improve our existing controls and implement new processes. this will now read, We may need to hire additional accounting and financial staff, improve our existing controls and implement new processes.

Secondly, we have changed the sentence on page 18 to be commensurate with our statement on page 21; and thus, the last sentence of the first paragraph on page 18 will read: Our management has determined that we have material weaknesses in our internal control over financial reporting related to the Company not having an Audit Committee or independent Board of Directors to provide oversight of the Companys operations and not having accounting personnel with the appropriate level of experience and technical expertise to appropriately address complex accounting matters or to evaluate the impact of new and existing accounting pronouncements on our consolidated financial statements.

Your Header: Selling Security Holders, page 24

Your Comment 4: We note your response to our prior comment two and reissue. We note that some selling shareholders are legal entities. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities listed in your selling shareholders table. This information should be added for each selling shareholder that is a legal entity.

Edit: We added footnote (6) to Desmond Capital, Inc. in the list of Stockholders. Secondly, in the footnote itself, we added the following sentence: Further, Angle has 100% of the dispositive power over all the shares which Desmond Capital owns.

Comment 5: We note your response to our prior comment three; however, you identify Messrs. Lapkin, Gruenbaum, and Angle as both broker-dealers and affiliates of broker-dealers. Please advise or revise.

The footnote (4) noting Lapkin, Guenbaum, and Angle as broker-dealers has been elided from their names resulting in only a (5) footnote which indicates them as affiliates.

 Comment 6: We note that you have added footnote (6) after the selling security holders table but have not identified any security holders in the table to whom this footnote relates. Please revise or advise.

Edit: The footnote (6) has been added to the shareholder, Desmond Capital.

Comment 7: It appears that your disclosure on page 33 stating that all of the above selling shareholders ... [h]ave not had a material relationship with us other that as a shareholder at any time within the past three years and disclosure in the two bullet points that follow does not apply to you because some of the selling shareholders have served as your officers and/or directors in the past and some selling shareholders are broker-dealers or affiliates of broker-dealers. Please revise for consistency or advise.

We revise the statement to be: All of the above selling shareholders except for Angle, Lapkin, and Gruenbaum: 1. Have not had a material relationship with us other than as a shareholder at any time within the past three years; or

Comment 8: Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X. We have updated our financial statements.

Comment 9: We note your response to our prior comment seven and reissue. Please have counsel revise the legal opinion to reflect 10,575,962. Legal Opinion has been updated.

Yours sincerely,
 Chris Angle

Yours sincerely,

/s/ Jerry Gruenbaum
Jerry Gruenbaum. Esquire

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